       August 24, 2011

Via EDGAR

Ms. Babette Rosenbaum Cooper
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:	First United Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2011
File No. 0-14237

Dear Ms. Cooper:

First United Corporation (the “Company”) is in receipt of the comments provided to the Company by the staff of the Commission in a letter dated August 16, 2011 (the “Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 9, 2011, and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 11, 2011.  Based upon the information requested by the Staff, the Company respectfully requests an extension of the response deadline to September 14, 2011.  This extension should provide the Company with adequate time to consult with its independent registered public accounting firm and prepare responses to the Letter.

Sincerely,

/s/Carissa L. Rodeheaver

Carissa L. Rodeheaver, CPA, CFP
Executive Vice President and
Chief Financial Officer

19 South Second Street, Oakland, Maryland 21550 - (888) 692-2654